Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Callidus Software Inc:
We consent to the use of our report, dated March 12, 2009, with respect to the consolidated balance sheets of Callidus Software Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference herein.
Our report on the consolidated financial statements refers to the accounting for tax uncertainties in 2007 and the accounting for share-based compensation in 2006, resulting from the adoption of new accounting pronouncements.
/s/ KPMG LLP
Mountain View, California
August 7, 2009